[Wachtell Letterhead]

February 12, 2014

Via EDGAR and FedEx

Mr. Tom Kluck and Mr. Jerard Gibson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             SPG SpinCo Subsidiary Inc.

Registration Statement on Form 10-12(b)

Filed December 24, 2013

File No. 001-36252

Dear Messrs. Kluck and Gibson:

On behalf of SPG SpinCo Subsidiary Inc., a company incorporated in the State of Indiana (the “Company”or “SpinCo”) which is currently a wholly owned subsidiary of Simon Property Group, Inc. (“SPG”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated January 22, 2014, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-36252) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on December 24, 2013.

We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the marked version of Amendment No. 1.  Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 1.

General

1.              Please provide us support for all quantitative and qualitative business and industry data used in the filing. Clearly mark the specific language in the supporting materials that supports each statement. We may have further comment. As an example only, we note your discussion on page 2 of your low leverage guidelines relative to your peers. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Company’s Response:  The Company is supplementally providing to the Staff, in Annex A, relevant supporting information for the quantitative and qualitative business and industry data used in the filing.  For the Staff’s convenience, the text of the quantitative and qualitative business and industry data from the Form 10 is set forth in Annex A followed in each case by the corresponding supporting information requested by the Staff.

Annex A is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, the Company hereby requests that such materials be destroyed or returned to us promptly following completion of the Staff’s review thereof.  By separate letter, the Company has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

2.              Please submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

Company’s Response:  The Company acknowledges the Staff’s comment and intends to file all required exhibits sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review.

3.              We note that you intend to elect to be taxed as, and to operate in a manner that will allow you to qualify as a REIT for federal income tax purposes commencing with your taxable year that includes the distribution. Please tell us whether you have an opinion of counsel to this effect.

Company’s Response:  The Company has not yet received an opinion of counsel with respect to its qualification as a REIT in connection with the separation, but it expects to receive such opinion prior to the effectiveness of the Registration Statement.  In the event that such opinion is not so received, the Company would update its disclosure in the Registration Statement regarding such opinion.

Information Statement Summary

Our Company, page 1

4.              We note that your anticipated portfolio is located in 23 states. Please expand your disclosure here or elsewhere to discuss whether the company plans to target specific geographic regions for future acquisitions.

Company’s Response:  The Information Statement has been revised on pages 5 and 72 in response to the Staff’s comment to indicate that the Company does not currently have plans to target specific geographic regions for future acquisitions and will instead consider acquisition opportunities in any geographic regions in which those opportunities arise.

5.              We note your disclosure that SpinCo’s support functions will be provided by SPG on a transitional basis. Please disclose in the summary the initial term for these arrangements.

Company’s Response:  The Information Statement has been revised on pages 1 and 68 in response to the Staff’s comment.

Company Strategies, page 4

The Separation

Structure and Formation of SpinCo, page 9

6.              Please revise here and later in the background subpart under The Separation heading on page 97 to discuss fully all of the mechanics and terms of the separation. For instance, explain how the properties will be appropriated to the company.

Company’s Response:  The Information Statement has been revised on pages 8, 9, 100 and 101 in response to the Staff’s comment.

SpinCo’s Post-Separation Relationship with SPG, page 10

7.              Please supplement your disclosure in this section to discuss with more specificity all fees and expenses to be paid by the company to SPG and/or its affiliates.

Company’s Response:  The Information Statement has been revised on page 9 and 10 in response to the Staff’s comment.

8.              Please confirm that you will update your disclosure in future amendments to reflect whether you have obtained the consents referenced in this section.

Company’s Response:  The Company acknowledges the Staff’s comment and will update the Information Statement prior to the effectiveness of the Registration Statement if any material consents are not obtained by that time.

Reasons for the Separation, page 10

Establish SpinCo as a separate company with a greater ability to focus on and grow its business, page 10

9.              Please expand to discuss the specific reasons for the spin-off in greater detail. For instance, we note your earlier disclosure regarding the transfer of certain “smaller enclosed malls” in connection with the spin-off. Please describe the distinctions between the predecessor entity and the new company, including “differing” objectives, leverage strategies, etc. We may have further comment.

Company’s Response:  The Information Statement has been revised on pages 10, 11, 99 and 100 in response to the Staff’s comment.

10.       We note your disclosure that the separation will enable SpinCo to respond more effectively to the unique requirements of its business. Please discuss in greater detail these unique business requirements.

Company’s Response:  The Information Statement has been revised on pages 10, 11, 99 and 100 in response to the Staff’s comment.

Risks Associated with SpinCo’s Business and the Separation, page 11

11.       Please include a risk factor to highlight that no market currently exists for the SpinCo shares.

Company’s Response:  The Information Statement has been revised on pages 12 and 42 in response to the Staff’s comment.

12.       Please update the fourth bulleted item in this section to better discuss the attending risks to your acquisition/expansion/re-development strategies.

Company’s Response:  The Information Statement has been revised on pages 11 and 28 in response to the Staff’s comment.

13.       Please update the eighth bulleted item to specifically quantify your debt obligations upon consummation of the spin off.

Company’s Response:  The Information Statement has been revised on pages 12 and 30 in response to the Staff’s comment.

14.       Please include a risk factor to clarify, if true, that SPG may direct investment opportunities away from you.

Company’s Response:  The Information Statement has been revised on pages 12 and 33 in response to the Staff’s comment.

15.       Please update the ninth bullet point to clarify that the officers of SPG face competing demands on its time in discharging duties to your predecessor.

Company’s Response:  The Information Statement has been revised on pages 12 and 33 in response to the Staff’s comment.

16.       Please also include disclosure to reflect, if true, that your management arrangements will not be negotiated at arm’s length and discuss the attending risks.

Company’s Response:  The Information Statement has been revised on pages 12 and 37 in response to the Staff’s comment.

17.       We note your anticipated leverage levels. Please include risk factor disclosure to discuss charter restrictions on your leverage, if any.

Company’s Response:  The Company advises the Staff that its amended and restated articles of incorporation and bylaws will not contain any restrictions on the amount of indebtedness that the Company may incur.

Dividend Policy, page 45

18.       We note that you anticipate an annual dividend for the first year following the separation and distribution of at least $0.50 per share. Please tell us how you determined it is appropriate for you to project your initial dividend distribution. With a view toward disclosure, please illustrate, in tabular format, your 12-month projected cash available for distribution, including the ratio of the projected available cash and the projected dividend. Please also identify the potential sources for distributions.

Company’s Response:  The Information Statement has been revised on page 46 in response to the Staff’s comment to indicate that, based on the amount of SpinCo’s taxable income for the twelve-month period ended December 31, 2012 as reflected in the summary historical combined financial data, the Company’s annual dividend for that period would have been greater than $0.50 per share, assuming a distribution ratio of one SpinCo share for each share of SPG. As a result of our expected REIT status, we will be required to pay at least 90% of our taxable income to our shareholders.

The Company supplementally advises the Staff that, as disclosed in the Information Statement, the Company’s share of net operating income (a non-GAAP measure defined in this information statement and widely used by the real estate industry) for the twelve-month period ended December 31, 2012 was approximately $407 million.  The Company has also indicated that funds from operations for the same period was approximately $344 million.  After deducting tax basis depreciation of approximately $100 million (as compared to book depreciation elsewhere in the Form 10 financial statements) from the approximately $344 million of FFO, REIT taxable income for the period was approximately $244 million. If the Company paid at least 90% of this to shareholders, or approximately $220 million, the resulting dividend would have been greater than $0.50 per share (using the current 361.7 million of outstanding SPG shares and assuming a one-for-one exchange ratio for the distribution).

The Company will update the disclosure on page 46 of the Information Statement to reflect the Company’s pro forma financial information once it is available in a future amendment to the Form 10.

Unaudited Pro Forma Combined Financial Statements, page 49

19.       We note your presentation of SPG equity on page 52 and 46. Please tell us what consideration you gave to presenting pro forma information reflecting the impact of the spin-off on SpinCo’s capital structure.

Company’s Response: The SPG equity presented on pages 47 and 53 of the Information Statement currently represents only the historical equity of the properties identified to be transferred to the Company in connection with the separation. When the Company completes its pro forma financial statements, it will include the impact of the proposed financings that it expects to complete prior to the effective date of the separation and distribution.  As the terms of these potential financings are not yet known, the Company cannot at this time reasonably estimate the impact of the separation and distribution on SpinCo’s capital structure.

20.       We note your disclosure in the second paragraph on page F-10 that the common units in SpinCo L.P. will be redeemable by their holders for cash or, at SpinCo’s option, for SpinCo common shares on a one-for-one basis. Please tell us how SpinCo will reflect these units in its pro forma financial statements and tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Company’s Response:  The units of SpinCo L.P. are convertible by their holders for cash or, at the Company’s option, for unregistered common shares of the Company on a one-for-one basis, subject to the terms and conditions of the partnership agreement of our operating partnership. Such units will be reflected as noncontrolling interest as a component of equity of the Company based on the Company’s analysis of the redemption features pursuant to ASC 480 (EITF D-98) and ASC 815 (EITF 00-19). The Company has concluded that the conversion is within its control and in no situation could the holders of the units compel the Company or SpinCo L.P. to redeem the units for cash.

21.       We note adjustment A on page 53 relating to the service agreements with SPG. Please tell us how you estimated the amount of the incremental charges for the services that are based on an hourly or per transaction fee arrangement and the pass-through of out-of pocket costs. Tell us how these adjustments are factually supportable under Rule 11-02 of Regulation S-X.

Company’s Response:  The Company has not yet finalized the transition services agreement or the property management agreements for SpinCo’s wholly owned properties.  However, property management agreements typically include separate fee components for property management, leasing and development services.  These services have historically been provided to the SpinCo properties and are therefore included in the historical carve-out financial statements and related information in the Information Statement.  The Company’s estimates are based on this historical information.

The Company has estimated that the costs to be incurred under the transition services agreement will consist of the following:

1.              Corporate transition support services:  including treasury management, human resources, information systems, tax, financial reporting audit services, legal services, and financial planning.  These will generally be priced at pass-through costs to provide corporate transition support to SpinCo through the transition period and a predetermined profit equal to a mark-up of such out-of-pocket expenses, with total estimated fees of approximately $2.5 million annually, adjusted quarterly based on actual costs incurred.

2.              Strip center management support services:  including back-office administration, property management support and leasing support services.  Pricing for these services is anticipated to be approximately $5 million, which is based on pass-through costs plus an administrative fee.

In addition, if SpinCo requires SPG to provide development support services, SpinCo expects SPG to be paid a fee equal to 4% of managed project hard costs.

22.       Please revise to clarify whether adjustment B for interest expense relates to the new loan issuance disclosed in adjustment D.

Company’s Response:  Adjustment B for pro forma interest expense will relate to the anticipated new debt that the Company will disclose in adjustment D to the pro forma financial statements that it expects to include in a future amendment to the Form 10.

23.       With respect to the additional debt given effect in the pro forma financial statements, please clarify whether this assumption is based on a firm commitment from lender. If not, explain how this assumption is factually supportable. Also, if actual interest rate can vary from those depicted, please disclose the effect on income of 1/8 percent variance in interest rate.

Company’s Response:  The Company will complete the pro forma adjustments for long-term debt, the related interest expense, and the impact to opening equity once the Company has received a firm commitment from a lender.  If the rate of such debt is not a fixed rate, the Company will provide disclosure indicating the effect of a 1/8 percent interest rate movement on the additional new debt.

24.       We note your disclosure on page 100 that the distribution is subject to the incurrence of at least $1.0 billion of new indebtedness by SpinCo L.P. Please tell and disclose how your pro forma financial statements reflect this indebtedness and your basis thereof.

Company’s Response:  The pro forma financial statement adjustments will include the impact of new debt once the Company has received a firm commitment from a lender.  The Company will disclose the impact of new debt on page 103 when it provides pro forma financial statements in a future amendment to the Form 10.

25.       We note your disclosure on page 9 that in connection with the separation, SpinCo L.P. plans to make cash distributions of at least $1 billion in the aggregate to Simon Property Group, L.P. Please tell and disclose how your pro forma financial statements reflect this cash distribution and your basis thereof.

Company’s Response:  Similar to comment #24 above, the pro forma financial statement adjustments will include the impact of new debt once the Company has received a firm commitment from a lender.  The Company will disclose the impact of new debt in a future amendment to the Form 10 and will further clarify the use of proceeds from the new debt.

26.       We note adjustment C on page 53 relating to the number of shares used in calculating pro forma earnings per share. Please tell us and disclose the reason for using SPG’s weighted average number of shares outstanding during the periods presented rather than the number of SPG’s outstanding shares as of the end of the end of the most recent balance sheet presented.

Company’s Response:  The pro forma financial statements that the Company is preparing are based on SpinCo’s historical financial statements carved out from SPG. As a result, the Company applied the preparation requirements in Section 210.11-02 of Regulation S-X.  Had the pro forma financial statements been based on projections, the Company would have used ending outstanding share values.

27.       We may have further comments once you provide completed pro forma financial statements and related adjustments. Please provide completed pro forma financial statements in your next amendment.

Company’s Response:  The Company advises the Staff that its pro forma financial information is still being finalized and will be included in a future amendment to the Form 10 once it is available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

28.       Please confirm that you plan to provide disclosure regarding the compensation paid to SPG in future Exchange Act periodic reports.

Company’s Response:  The Company confirms to the Staff that it will comply with applicable disclosure requirements relating to related party transactions as required pursuant to Item 404(a) of Regulation S-K in its future periodic reports filed under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

Portfolio Data, page 55

29.       Please provide period to period changes in same store performance that addresses the relative impact of rent rate changes. Also when discussing same store, please explain in more detail properties that are excluded such as those in expansion, downsizing and relocation and disclose how many properties are removed from the pool.

Company’s Response:  The Company advises the Staff that it currently discloses period-to-period changes in average base minimum rent in its portfolio data, which includes all mall and strip center GLA as defined in the definitional disclosures following the portfolio data table.  This portfolio data does not exclude the impact of any significant property openings, expansions or dispositions.

Historically, the Company may have property openings, expansions and dispositions in a reporting period.  However, given the size of the portfolio and the stability of the operating results of the subject portfolio of properties, this activity does not typically have a material impact, individually or in the aggregate, on the Company’s operating metrics.  Therefore, the Company does not believe it is meaningful or necessary to continuously recast its prior period portfolio data for each change in comparable properties.  In periods where the Company has had a more significant acquisition (such as the December 31, 2011 acquisition of the controlling interest of five properties by SPG as discussed in the Information Statement), the Company has restated the prior period metrics in order to present those metrics on a comparable basis with the current period.  The Company has disclosed this fact in the paragraph preceding the portfolio data table on page 56 of the Information Statement.

In the “Current Leasing Activities” disclosure beginning on page 57 of the Information Statement, the Company discloses its releasing spread. The Company believes this metric is a useful measure of current leasing activity as it measures the difference in current market rents over expiring rents and is calculated on a same space basis.

Further, within the “Results of Operations” section of the “Management’s Discussion and Analysis,” the Company discloses those property transactions, expansions and dispositions which have an impact on period-over-period changes in the Company’s financial results.  Throughout the period-over-period discussion, the Company identifies these transactions to distinguish changes in results, including the impact on base minimum rent, from comparable operations from changes resulting from changes in its portfolio of properties.

The Company’s discussion of “same store” performance measures (which are referred to as “comparable property”) is currently limited to the discussion of Comparable Property NOI.  As noted in the Company’s reconciliation of NOI for the nine months ended September 30, 2013, the Company has excluded approximately $5.8 million of NOI from this calculation which equates to 1.75% of the total NOI of its portfolio.  Of this amount, approximately $3.4 million, or 1.0%, relates to five properties which are not comparable.  For the year ended December 31, 2012, the Company excluded approximately $47.3 million of NOI from this calculation, which equates to 10.5% of the total NOI of its portfolio.  Of this amount, approximately $40.0 million, or 8.9%, relates to ten properties which are not comparable.  All other NOI excluded from the calculations relates to items as referenced in footnote 2 of the Reconciliation of NOI of Consolidated Properties on pages 25 and 66 of the Information Statement.  The Company has included on page 25 and 66 of this Information Statement disclosure regarding the number of properties excluded from the comparable property pool.

Liquidity and Capital Resources, page 59

30.       We note your disclosure in this section that you plan on entering into a revolving credit facility concurrently with the separation and distribution. Please disclose whether you have entered into any preliminary discussions for such loan arrangement and provide a copy of any term sheet or letter of intent.

Company’s Response:  The Company advises the Staff that it has commenced preliminary discussions with potential lenders with respect to the potential terms of indebtedness but has not reached an agreement on any terms thereof.  The Company will include a description of the material terms of indebtedness in a future amendment to the Information Statement.

Financing and Debt

Covenants, page 60

31.       We note that you are currently in compliance with all covenants and your general discussion of how failure to comply could impact your current business. Please also include disclosure analyzing how the financial covenants in your indebtedness may restrict your ability to incur additional debt to finance your uses.

Company’s Response:  The Information Statement has been revised on page 61 and F-19 in response to the Staff’s comment.

Development Activity, page 61

32.       Please discuss each material development including the anticipated completion date, scope of development, costs incurred to date and budgeted costs. If the company will hold material land, please disclose and discuss the amount of development the land could support.

Company’s Response:  The Information Statement includes a discussion of each material development on pages 5, 62, 63 and 71 of the Information Statement.  In addition, the Information Statement has been revised on page 62 and 63 to include additional information in response to the Staff’s comment.

Capital Expenditures, page 62

33.       In your next amendment, please describe the reasons for significant changes in types of capital expenditures and significant changes in capital expenditures overall. In addition, please include a discussion of expectations for the future and discuss the impacts of significant changes in capital expenditures from year to year and the impact on earnings.

Company’s Response:  The Company has included in this Information Statement on pages 62 and 63, to the extent relevant and material to an understanding of its operations, the reasons for significant changes in types of capital expenditures and for changes in the aggregate which primarily relate to its more significant development activities such as University Town Plaza and Fairfield Town Center, as discussed above in response to the Staff’s comment #32.  In addition, the Information Statement has been revised to include the Company’s estimated return on invested capital, which typically ranges from 8% to 12%.  As to expectations for capital expenditures, the Company has disclosed the amount of expected development activity related to new development, expansions and renovations.  As these assets are generally long-lived in nature, the primary direct impact of such capital expenditures incurred in the Company’s development activity on its earnings is the depreciation expense the Company incurs upon the placement of the assets into service.  The Company also recognizes the operational impact, which depends on the performance of the project, once the center is open and operating.

34.       In addition please include the amount of soft costs (i.e., payroll costs, interest expense, etc.) capitalized for each year that are included in the table of capital expenditures below the table.

Company’s Response:    The Company supplementally advises the Staff that, during the nine month period ended September 30, 2013 and the years ended December 31, 2012, 2011, and 2010, the Company capitalized $1,486,000, $1,496,000, $2,009,000, and $1,512,000, respectively, of payroll costs related to development.  The Company does not consider the amount of capitalized payroll cost to be material and such amounts are therefore not included in this Information Statement.  In addition, capitalized interest was not material and totaled $442,000, $472,000, and $15,000 for the years ended December 31, 2012, 2011 and 2010, respectively, which the Company has disclosed in the footnotes to the annual financial statements.

Combined Financial Statements - SPG Businesses

Note 2. Basis of Presentation and Combination, page F-11

35.       Please expand your disclosure to disclose the method you used to allocate the proportion of costs estimated to be applicable to SPG Businesses. See SAB 1.B.1 for reference.

Company’s Response:  The Information Statement has been revised on pages F-11 and F-31 in response to the Staff’s comment.

Note 4. Real Estate Acquisitions

2011 Acquisitions, page F-17

36.       Please tell us and disclose how the financial statements of SPG Businesses reflect the investment in the joint venture before its dissolution and distribution of properties previously held within the joint venture.

Company’s Response:  The financial statements of SPG Businesses do not reflect the investment in the joint venture prior to the dissolution of the joint venture and distribution of the properties previously held within the joint venture to SPG and its former partner.  Prior to the dissolution and distribution, these properties were held within a 50/50 joint venture which held interests in a portfolio of twelve properties.  On December 31, 2011, SPG and its joint venture partner dissolved the venture and distributed the portfolio of twelve properties previously held within the venture to SPG and the joint venture partner, whereby each received six of the properties.  As a result, SPG now has a 100% interest in and consolidates the six properties received in the distribution, five of which are expected to be transferred to the Company in connection with the separation.  Prior to the dissolution, SPG did not have a separable interest in these five properties as the legal form of its investment was in the joint venture which held the entire portfolio of twelve properties.  Such legal interest in the joint venture is not being contributed to SpinCo.  Accordingly, these properties are treated as an acquisition in the SPG Businesses historical financial statements as of the date of the dissolution and distribution on December 31, 2011, which corresponds with the date SPG obtained a separated interest in the five properties.

The Company has included in this Information Statement on page F-17 further disclosure relative to the above transaction to clarify these properties are not reflected in the financial statements of SPG businesses prior to December 31, 2011.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Damian L. Peterson at (212) 403-1350.

Sincerely,

/s/ Karessa L. Cain
Karessa L. Cain

Cc:

Richard S. Sokolov – Chairman, SPG SpinCo Subsidiary Inc.

James M. Barkley – Vice President and Secretary, SPG SpinCo Subsidiary Inc.